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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                        For the month of September, 2002
                                         ---------

                            MAGNA INTERNATIONAL INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)

                    337 Magna Drive, Aurora, Ontario L4G 7K1
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F ____         Form 40-F   XX
                                                         ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  ____                No   XX
                                                         ----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.




                             MAGNA INTERNATIONAL INC. (Registrant)



                             By: /s/ J. Brian Colburn
                                 ----------------------------------------------
                                 J. Brian Colburn
                                 Executive Vice-President, Special Projects and Secretary

Date:   September 17, 2002
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                                    EXHIBITS

EXHIBIT 99.1 Press release issued September 17, 2002 in which the Registrant announced jointly with Donnelly Corporation that the European Commission has cleared Magna's previously announced acquisition of Donnelly Corporation within the initial review period under applicable EU merger regulations. The acquisition remains subject to shareholder approval and the satisfaction or waiver of a number of customary closing conditions.